

annual report 2•0•0•3

The Leather Factory, Inc.

Annual Report 2003



Wray Thompson, CEO
Ron Morgan, President

Shannon Greene, CFO
William Warren, Secr.

Who We Are

We are a retailer and wholesale distributor of a broad line of leather and related products, including leather, leatherworking tools, buckles and adornments for belts, leather dyes and finishes, saddle and tack hardware, and do-it-yourself kits. We also manufacture leather lacing and kits. We maintain our principal offices at 3847 East Loop 820 South, Fort Worth, Texas 76119. Our common stock trades on the American Stock Exchange under the symbol "TLF".

Our company was founded in 1980 as Midas Leathercraft Tool Company ("Midas"), a Texas corporation. Midas' original business activity focused on the distribution of certain leathercraft tools. In addition, the founders of Midas entered into a consulting agreement with Brown Group, Inc., a major footwear retailer, as a result of their proposal to develop a multi-location chain of wholesale distribution centers known as "The Leather Factory." In 1985, Midas purchased the assets of The Leather Factory from Brown Shoe Group, which then consisted of six distribution centers. In 1993, Midas changed its name to "The Leather Factory, Inc."

By 2000, we had grown to twenty-seven Leather Factory centers located in the United States and two Leather Factory centers in Canada. Our expansion of the wholesale chain occurred via the opening of new centers as well as numerous acquisitions of small businesses in strategic geographic locations including the acquisition of our Canadian distributor, The Leather Factory of Canada, Ltd., in 1996. In November 2000, we acquired the operating assets of two subsidiaries of Tandycrafts, Inc. to form Tandy Leather Company. In 2002, we began opening retail stores under the Tandy Leather name. During that year, Tandy Leather purchased four independent leathercraft retail stores. We also opened our thirtieth Leather Factory center - our third in Canada.

At December 31, 2003, we operated thirty Leather Factory wholesale distribution centers and twenty-six Tandy Leather retail stores. We also own and operate Roberts, Cushman and Company, Inc. ("Cushman"), a manufacturer of custom hat trims.

Acknowledgements

Our 2003 Annual Report cover carving, by eminent leathercraft artist Al Stohlman first appeared in "Al Stohlman's Top 20", a pattern book of twenty of his favorite designs for billfolds. Mr. Stohlman exemplified the art of leathercraft through his art and dedication to teach his craft. Generations of leathercrafters and artists have been and continue to be inspired by the legacy and contribution he made to the craft. A tribute to his influence on the art of leathercrafting was attested to in 2003 by the opening of the Al Stohlman Museum at our Fort Worth East location.

Thanks to our stockholders, customers, employees and suppliers for your support.



Financial Highlights



50
40
30
20
10
$0
27.2
30.1
37.3
39.7
41.7
'99
'00
'01
'02
'03
5
4
3
2
1
$0
0.4
1.5
2.0
2.6
2.7
'99
'00
'01
'02*
'03
15
12
9
6
3
$0
8.7
10.2
12.4
11.2
14.5
'99
'00
'01
'02
'03

SALES (dollars in millions)

NET EARNINGS (dollars in millions)

STOCKHOLDER'S EQUITY (dollars in millions)

* before cumulative effect of change in accounting principle

Message to Shareholders

We at The Leather Factory will remember 2003 as a year of continuing transition. Three years ago, we were a company of 27 wholesale distribution centers producing $30 million in sales and competing against the most well known leathercraft supplier in the world. Today, we own that leathercraft supplier and are attempting to return Tandy Leather™ to the premier position in our industry. Our 30 Leather Factory™ wholesale centers continue to produce sales at the modest growth rate we anticipated, while we're opening retail leathercraft stores all around them. Consistent with our plans, we have opened 30 Tandy Leather stores since January 2002. Our plans for 100 retail stores have not changed. Sales at Tandy Leather have been the driving force in increasing our consolidated sales for several years, and I anticipate it will eventually be responsible for at least half of our total annual sales. At the end of 2003, we were still predominately a wholesaler, but well on our way to becoming first a specialty retailer.

Overall, we were pleased with our 2003 performance. We met many of the goals we had set internally. First, we opened 12 new Tandy Leather retail stores. Second, our gross profit margin and net income improved over last year. Third, we repaid 57% of our bank debt during the year, and we secured a credit arrangement with our bank with lower interest rates and fees. Fourth, our operating cash flow increased more than 100% over 2002. Finally, we added an institutional investment professional to our Board of Directors. Last year, however, did end with some disappointments. In general, we had hoped to achieve better operating margins. In 2004, we will continue our effort in this area with stricter expense controls.

Looking ahead in 2004, we're expecting positive results. We're continuing our plans of opening Tandy Leather retail stores. We've already opened four this year with a goal of approximately 12 new stores for all of 2004. We want to continue to pay down our debt and to be debt-free by the end of 2004. And, as we said before, we want to improve our consolidated operating margins.

We pride ourselves in our ability to source product internationally. As a result, we believe we are generally successful in our price negotiations with suppliers. However, every day we are reminded that the world is rapidly changing. Recently, there has been a great deal of public speculation regarding oil production and pricing, as well as the potential limited availability of steel and other metals. If these events come to fruition, they could affect us through the cost of our metal products and increased freight charges. Although these concerns are speculative now, we're already analyzing alternate products and sources. We'll know more in the coming months.

We believe our company's future holds great potential and that we are well-positioned to face the challenges and successes that lie ahead. We will be discussing these topics in additional detail at this year's Annual Meeting. The management team and the board thank all of our stakeholders - stockholders, customers, employees and suppliers - for your continuing support.

Wray Thompson

Wray Thompson

Chairman and Chief Executive Officer
April 2004

Leather Factory wholesale centers' net sales were $30.7 M., $30.3 M. and $28.7 M. for '03, '02 & '01.



Leather Factory Wholesale Centers

The Leather Factory distributes its broad product line of leather and leathercraft-related products in the United States and internationally. Leather Factory had net sales of $30.7 million, $30.3 million, and $28.7 million for 2003, 2002 and 2001, respectively.

General We operate Leather Factory wholesale centers in 20 states and three Canadian provinces. The centers range in size from 2,600 to 19,800 square feet, with the average size of a center being approximately 6,000 square feet. The type of premises utilized for Leather Factory locations is generally light industrial office/warehouse space in proximity to a major freeway or with other similar access. This type of location typically offers lower rents compared to more retail-oriented locations.

Business Strategy The Leather Factory business concept centers around the wholesale distribution of leather and related accessories to retailers, manufacturers, and end users. Our strategy is that a customer can purchase the leather and related accessories and supplies necessary to complete his project from one place. The size and layout of the centers are planned to allow large quantities of product to be displayed in an easily accessible and visually appealing manner. Leather is displayed by the pallet where the customer can see and touch it, assessing first-hand the numerous sizes, styles, and grades offered. The location of the centers is selected based on the location of customers, so that delivery time to customers is minimized. A two-day maximum delivery time for phone or mail orders is our goal.

Leather Factory centers serve customers through various means including walk-in traffic, phone and mail order. We also employ a distinctive marketing tactic in that we maintain an internally-developed target customer mailing list for use in our aggressive direct mail advertising campaigns. We staff Leather Factory wholesale centers with experienced managers whose compensation is tied to the operating profit of the center they manage. Sales are generated by the selling efforts of the store personnel, our direct mail advertising, our website (www.leatherfactory.com), our participation at trade shows and, on a limited basis, the use of sales representative organizations.

Customers Leather Factory's customer base consists of individuals, wholesale distributors, tack and saddle shops, institutions (prisons and prisoners, schools, hospitals), western stores, craft stores and craft store chains, other large volume purchasers, manufacturers, and retailers dispersed geographically throughout the world. Wholesale sales constitute the majority of our Leather Factory business, although retail customers may purchase products from Leather Factory centers. Leather Factory sales generally do not reflect significant seasonal patterns.

Our Authorized Sales Center ("ASC") program was developed to create a presence in geographical areas where we do not have a distribution center. An unrelated person operating an existing business who desires to become an ASC must apply with The Leather Factory and upon approval, place a minimum initial order. There are also minimum annual purchase amounts the ASC must adhere to in order to maintain ASC status. In exchange, the benefits to the ASC are free advertising in certain sale flyers, price breaks on many products, advance notice of new products, and priority shipping and handling on all orders. Leather Factory centers service approximately 115 U.S.-based ASC's , 35 Canadian-based ASC's, and 17 international ASC's located in 13 foreign countries.

We carry a broad assortment of products including leather, lace, hand tools, kits, and craft supplies.



Merchandise Our products are generally organized into thirteen categories. We carry a wide assortment of products including leather, lace, hand tools, kits, and craft supplies. We operate a light manufacturing facility in Fort Worth whose processes generally involve cutting leather into various shapes and patterns using metal dies. The factory produces approximately 20% of our products and also assembles and repackages product as needed. Products manufactured in our factory are distributed through our stores under the Tejas™ brand name. We also distribute product under the Tandy Leather™ and Dr. Jackson's™ brands.

We develop new products through the ideas and referrals of customers and store personnel, as well as the tracking of fads and trends of interest in the market. Our personnel walk trade shows and various specialty stores with the purpose of obtaining product ideas that are then developed in-house.

We offer an unconditional satisfaction guarantee to our customers. Simply stated, we will accept product returns for any reason. We believe this liberal policy promotes customer loyalty. We offer credit terms to our non-retail customers upon receipt of a credit application and approval by our credit manager. Generally, our open accounts are net 30 days.

In addition to meeting our operational requirements, our working capital needs are a product of the need to maintain inventory at a level we feel is adequate to fill customer orders as they are received with minimal backorders, and the time required to collect our accounts receivable. Because availability of merchandise and prompt delivery time are important competitive factors for us, we maintain higher levels of inventory than our smaller competitors.

Suppliers We currently purchase merchandise and raw materials from approximately 200 vendors dispersed throughout the United States and in more than 20 foreign countries. In 2003, our ten largest vendors accounted for approximately 67% of our inventory purchases.

Because leather is sold internationally, market conditions abroad are likely to affect the price of leather in the United States. Outbreaks of mad cow and hoof-and-mouth disease (or foot-and-mouth disease) in certain parts of the world can influence the price of leather we purchase. As such an occurrence is beyond the control of the Company, we cannot predict when and to what extent we could be affected in the future. Aside from increasing purchases when we anticipate price increases (or possibly delaying purchases if we foresee price declines), we do not attempt to hedge our inventory costs.

Overall, we believe that our relationships with suppliers are strong and do not anticipate any material changes in these supplier relationships in the future. Due to the number of alternative sources of supply, the loss of any of these principal suppliers would not have a material impact on operations of the Company.

Operations Hours of operations vary by location, but generally range from 8:00 am to 6:00 pm Monday through Friday, and from 9:00 am to 4:00 pm on Saturdays. The distribution centers maintain uniform prices, except where lower prices are necessary to meet local competition.

Competition Most of our competition comes in the form of small, independently-owned retailers who in most cases are also our customers. We estimate that there are several hundred of these

We carry approximately 2,800 items in the current lines of leather and leather-related merchandise.



small independent stores in the United States and Canada. We compete on price, availability of merchandise, and delivery time. While there is competition in connection with certain products, to our knowledge there is no direct competition affecting our entire product line. Our size relative to most competitors creates an advantage in our ability to stock a full range of products as well as in volume purchasing.

Distribution The Leather Factory wholesale centers receive the majority of their inventory from our central warehouse located in Fort Worth, Texas, although occasionally, merchandise is shipped directly from the vendor. Inventory is shipped to the wholesale centers from our central warehouse once a week to meet customer demand without sacrificing inventory turns. Customer orders are filled as received, and we do not have backlogs.

We attempt to maintain the optimum number of items in our product line to minimize out-of-stock situations against carrying costs involved with such an inventory level. We generally maintain higher inventories of certain imported items to ensure a continuous supply. The number of products offered through the various distribution channels changes every year due to the introduction of new items and the discontinuance of others. We carry approximately 2,800 items in the current lines of leather and leather-related merchandise. In most cases, all 2,800 items are offered in both the Leather Factory wholesale centers and the Tandy Leather retail stores.

Expansion Leather Factory's expansion across the United States has been fairly consistent since we purchased the original six distribution centers in 1985. The newest center opened in August 2002, bringing the number of distribution centers to thirty. While we do not believe there is a significant and immediate opportunity for expansion of the Leather Factory distribution system in terms of opening additional locations, we do believe expansion could be achieved by acquiring companies in related areas/markets which offer synergistic aspects based on the local markets and/or the product lines of the businesses.

The Common Stock of the Company is traded on the American Stock Exchange using the symbol TLF. The high and low prices for each calendar quarter during the last two fiscal years are as follows:


YEAR 2003
Quarter Ended: 3/31
6/30
9/30
12/31
$2.8
$3.45
$2.9
$3.42
$3.2
$4.58
$3.9
$4.85
LOW
HIGH
5
4
3
2
1
$0


YEAR 2002
Quarter Ended: 3/31
6/30
9/30
12/31
$2.0
$3.85
$2.8
$3.50
$2.4
$3.24
$2.8
$3.50
LOW
HIGH
5
4
3
2
1
$0

Tandy Leather's net sales were $9.2 million, $7.4 million, and $6.6 million for 2003, 2002 & 2001.


AL STOHLMAN
BRAND

Tandy Leather Retail Stores

Tandy Leather Company, established in 1919 as Hinkley-Tandy Leather Company, is the oldest and best-known supplier of leather and related supplies used in the leathercraft industry. We offer a product line of quality tools, leather, accessories, kits and teaching materials via a chain of retail stores located throughout the United States. Tandy Leather's net sales were $9.2 million, $7.4 million, and $6.6 million for 2003, 2002 and 2001, respectively.

General The Tandy Leather retail chain currently has 29 stores (as of March 15, 2004) located in 22 states with plans to reach 100 stores as opportunities arise over the next five years or so. The stores range in size from 1,200 square feet to 3,800 square feet, with the average size of a store being approximately 2,000 square feet. The type of premises utilized for a Tandy Leather store is generally an older strip shopping center located at well-known crossroads, making the store easy to find. Our products are sold in Canada through the three Leather Factory centers located there.

Business Strategy Tandy Leather has long been known for its reputation in the leathercraft industry and its commitment to the furthering of the craft through education and customer development. We are committed to this strategy as evidenced by our re-establishment of the retail store chain throughout the United States following the 2000 acquisition. We continue to broaden our customer base by working with various youth organizations and institutions where people are introduced to leathercraft, as well as hosting classes in the stores.

The retail stores serve walk-in, mail and phone order customers as well as orders generated from its website, www.tandyleather.com. Tandy Leather stores are staffed by knowledgeable sales people whose compensation is based, in part, upon the profitability of their store. Sales by Tandy Leather are driven through the efforts of the store staff, trade shows, and our direct mail and e-mail marketing program.

Customers Individual retail customers are our largest customer group, representing more than 70% of Tandy Leather's 2003 sales. Youth groups, summer camps, schools, and a limited number of wholesale customers complete our customer base. Like Leather Factory, Tandy fills orders as they are received, and there is no order backlog. Tandy maintains reasonable amounts of inventory to fill these orders. Tandy Leather's retail store operations historically generate slightly more sales in the 4th quarter of each year (30-35%) while the other three quarters remain fairly even.

Merchandise Our products are generally organized into thirteen categories. We carry a wide assortment of products including leather, hand tools, kits, dyes & finishes, and stamping tools. Many of the products sold in our Tandy Leather stores are also sold by our Leather Factory segment. Therefore, the discussion above regarding Leather Factory products, their sources and the working capital requirements for that segment also apply to the Tandy Leather stores. Retail sales at Tandy Leather stores are generally cash transactions or through national credit cards. We also sell on open account to selected wholesale customers including schools and other institutions and small retailers. Our terms are generally net 30 days. Like Leather Factory, Tandy Leather has an unconditional return policy.

The Company intends to expand to one hundred Tandy Leather retail stores throughout the U. S.



Operations Hours of operations vary by location, but generally range from 9:00 am to 6:00 pm Monday through Friday, and from 9:00 am to 4:00 pm on Saturdays. In addition, most of the stores stay open late one night a week for leathercrafting classes taught in the stores. Selling prices are uniform throughout the Tandy Leather store system.

Competition Our competitors are generally small local craft stores who carry a limited line of leathercraft products. Several national retail chains that are customers of The Leather Factory also carry leathercraft products on a very small scale relative to their overall product line. To our knowledge, our retail store chain is the only one in existence specializing solely in leathercraft.

Distribution The Tandy Leather stores receive their inventory from the Leather Factory central warehouse located in Fort Worth, Texas. The stores generally restock their inventory once a week with a shipment from the warehouse. Tandy Leather's inventory turns are higher than Leather Factory's because the Leather Factory calculation includes its warehouse inventory whereas Tandy Leather's calculation is based strictly on its stores.

Expansion The Company intends to expand the Tandy Leather retail store chain to 100 stores throughout the United States at an average rate of approximately twelve stores per year. Fourteen stores were opened in 2002; twelve stores were opened in 2003. Six of the 26 stores opened through 2003 were independent leathercraft stores that we acquired. Separately, these acquisitions are not material. The other twenty stores have been de novo stores opened by us. Management's plans for 2004 are to open 10-15 retail stores. Three new stores have been opened in the first two months of 2004.

Sales Comparisons


2001 Sales
Roberts, Cushman = 5.3%
Tandy = 17.7%
The Leather Factory = 77.0%
2002 Sales
Roberts, Cushman = 5.1%
Tandy = 18.6%
The Leather Factory = 76.3%
2003 Sales
Roberts, Cushman = 4.4%
Tandy = 22.1%
The Leather Factory = 73.5%

	2001	2002	2003
The Leather Factory	$28,711,006	$30,313,478	$30,684,092
Tandy Leather Co.	$6,606,090	$7,387,874	$9,216,838
Roberts, Cushman	$1,962,166	$2,027,263	$1,811,261



Roberts, Cushman and Company

Roberts, Cushman, founded in 1856, produces made-to-order trimmings for the headwear industry. Its net sales were $1.8 million, $2.0 million, and $1.9 million for 2003, 2002 and 2001, respectively.

Business Strategy Cushman has long been considered one of the leaders in the field of headwear trimmings. It designs and manufactures exclusive trimmings for all types of hats. Trims are sold to hat manufacturers directly. We do not employ an outside sales force. Instead, customers visit our facilities in New York and, with an on-site designer, incorporate their ideas into a customized product. The customer is provided samples or photographs of each design before they leave the premises. These samples can then be used as a sales tool to obtain hat orders from their customers. This "design-on-site" process is unique in the industry.

Customers We design and manufacture trims for over 75 of the headwear manufacturers worldwide, supplying customized trims, ribbons, buckle sets, name pins, feathers, etc. Our success in developing and maintaining long-standing relationships with our customers is due primarily to our ability to deliver quality products in a timely manner. Our backlog of in-house orders from customers as of March 10, 2004 was $315,000, which approximates forty-five to sixty days of sales. Cushman's sales generally do not reflect significant seasonal patterns.





Cushman has long been considered one of the leaders in the field of headwear trimmings.

Merchandise Our hat bands are generally produced from leather, ribbon, or woven fabrics, depending on the style of hat. They are created by cutting leather and/or other materials into strips, and then enhancing the trim by attaching conchos and/or three-piece buckle sets, braiding with other materials, and finishing the end or borders by stitching or by lacing with leather lace. We also supply custom-designed buckles and conchos, feathers for dress hats, and name pins, separate from hat bands. Cushman purchases components from over 25 vendors, located predominately in the United States. In 2003, Cushman's top 10 vendors (in dollars purchased) represented approximately 40% of its total purchases. Products are sold on terms that generally range from net 30 to net 90 days. Because our products are custom-designed, we do not accept product returns except in the case of defective merchandise.

Expansion Cushman has been successful providing a very specific product line directly to headwear manufacturers. Given the current industry conditions, we do not believe there is much potential for expansion, other than to capture additional market share. We have considered the possibility of expanding production to other leather products, but have concluded that is not feasible at present.



LEATHER FACTORY LOCATIONS ●

Phoenix, AZ
Tucson, AZ
Baldwin Park (Los Angeles), CA
Fresno, CA
Oakland, CA
Denver, CO
Tampa, FL
Elgin (Chicago), IL
Des Moines, IA
Wichita, KS
Harahan (New Orleans), LA
Grand Rapids, MI
Springfield, MO
Billings, MT
Albuquerque, NM
Charlotte, NC
Columbus, OH
Portland, OR
Harrisburg, PA
Chattanooga, TN
El Paso, TX
Mesquite (Dallas), TX
Missouri City (Houston), TX
San Antonio, TX
Salt Lake City, UT
Spokane, WA

TANDY LEATHER LOCATIONS ■

Tempe, AZ
Fountain Valley (Orange County), CA
Sacramento, CA
Westminster (Denver), CO
East Hartford, CT
Orlando, FL
Tucker (Atlanta), GA
Boise, ID
Peoria, IL
Speedway (Indianapolis), IN
Essex (Baltimore), MD
Bloomington (Minneapolis), MN
Kansas City, MO
St. Louis, MO
Omaha, NE
Albuquerque, NM
Las Vegas, NV
Reno, NV
Syracuse, NY
Oklahoma City, OK
Tulsa, OK
Delmont (Pittsburgh), PA
Memphis, TN
Nashville, TN
Austin, TX
Dallas, TX
Fort Worth, (west) TX
Salt Lake City, UT
Seattle, WA
Tacoma, WA

COMBINATION LOCATIONS ◇

Edmonton, AB, Canada
Mississauga (Toronto), Canada
Winnipeg, MB, Canada
Fort Worth (east), TX

ROBERTS, CUSHMAN & CO. △

Long Island City, NY

Store Count

YEARS ENDED DECEMBER 31, 1999 through 2003

	LEATHER FACTORY WHOLESALE CNTRS			TANDY LEATHER RETAIL STORES		
Year Ended	Opened	Conversions(1)	Total	Opened (2)	Closed	Total
Balance Fwd			22			N/A
1999	4	0	26			N/A
2000	2	0	28	1*	0	1
2001	2	0	30	0	0	1
2002	1	(1)	30	14	1*	14
2003	0	0	30	12	0	26

(1) Leather Factory wholesale center converted to a Tandy Leather retail store

(2) Includes conversions of Leather Factory wholesale centers to Tandy Leather retail stores

(*) The Tandy Leather operation began as a central mail-order fulfillment center in 2000 that we closed in 2002



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We intend for the following discussion to provide you with information that will assist you in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. This discussion also provides information about the financial results of the various segments of our business so you may better understand how those segments and their results affect the financial condition and results of operations of the Company as a whole. Finally, we have identified and discussed trends known to management that we believe are likely to have a material effect.

This discussion should be read in conjunction with our financial statements as of December 31, 2003 and 2002 and the three years then ended and the notes accompanying those financial statements. You are also urged to consider the information under the caption "Summary of Critical Accounting Policies."

Summary

The Leather Factory, Inc. and its subsidiaries is the world's largest specialty retailer and wholesale distributor of leather and leathercraft-related items. Our operations are centered on operating retail stores and warehouse distribution centers. We have built our business by offering our customers quality products in one location at competitive prices. The key to our success is our ability to grow our base business. We grow that business by opening new locations and by increasing sales in our existing locations. We intend to continue to expand both domestically, in the short-term, and internationally, in the long-term.

We operate in three segments. First, our Leather Factory warehouse distribution centers are the largest source of revenues ($30.7 million in 2003). The Leather Factory centers have generally offered steady but modest increases in sales. Sales in 2003 grew slightly more than 1% from 2002, which did not meet our target of annual sales growth of 2% to 4%. We attribute this shortfall to a decrease in sales to national accounts at the end of 2003. We believe that this drop reflects a temporary re-assessment of the mix of goods purchased by these customers and that sales volume to these customers will increase in 2004.

Since acquiring its assets in 2000, we have focused on re-establishing Tandy Leather, our second segment, as the operator of retail leathercraft stores. Because of growth here, this segment has experienced the greatest increases in sales ($9.2 million in 2003, up from $7.4 million in 2002). Our business plan calls for opening an average of 12 stores annually as we work toward a goal of 100 stores from 26 stores at the end of 2003.

Our third segment is Roberts, Cushman, a manufacturer of trimmings for headwear. Its operations are not material to the Company. In 2002, we wrote off the goodwill related to our investment in Roberts, Cushman in connection with an accounting change.

On a consolidated basis, a key indicator of costs, gross margin as a percent of total net sales, increased in 2002 and again in 2003, reflecting a number of factors including more retail sales with higher profit margins. However, opening additional Tandy Leather stores and more dollars spent on advertising in 2003 resulted in a 1.3% increase in operating expenses as a percent of total net sales in 2003. Operating expenses also were up 1.9% as a percentage of total net sales in 2002 when compared with 2001. In 2004, we will be working to manage these costs with the hope of reversing this trend.

We reported consolidated net income for 2003 of $2.7 million. An accounting change in 2002 resulted in a net loss of $1.4 million for that year. In 2001, we reported consolidated net income of 2.0 million. We have used our cash flow to fund our operations, to fund the opening of new Tandy Leather stores and to reduce our bank debt. In 2003, we reduced our bank debt by $2.4 million, and, at the end of 2003, our stockholders' equity had increased to $14.5 million from $11.2 million the previous year.

Comparing the December 31, 2003 balance sheet with the prior year's, we decreased our investments in inventory ($11.1 million from $12.7 million) and accounts receivable ($1.8 million from $1.9 million), while

total cash increased to $1.7 million from $655,000. In addition to cash on hand, we have a $5 million bank line of credit, of which $1.8 million was drawn on December 31, 2003.

Net Sales

Net sales for the three years ended December 31, 2003 were as follows:

Year	Leather Factory	Tandy Leather	Cushman	Total Company	Total Company Incr from Prior Year
2003	**$30,684,092**	**$9,216,838**	**$1,811,261**	**$41,712,191**	**5.0%**
2002	$30,313,478	7,387,874	2,027,263	39,728,615	6.6%
2001	$28,711,006	6,606,090	1,962,166	37,279,262	23.9%

Our net sales grew by 5% in 2003 when compared with 2002. That increase resulted primarily from our Tandy Leather expansion program. The net sales increase of 6.6% in 2002, when compared with 2001, resulted primarily from solid sales gains in the retail market in both Leather Factory and Tandy Leather operations.

Costs and Expenses

In general, our gross profit as a percentage of sales (our "gross margin") fluctuates based on the mix of customers we serve, the mix of product we sell, and our ability to source product globally. Our negotiations with suppliers for lower pricing is an on-going process and we have varying degrees of success in those endeavors. Sales to retail customers tend to produce higher gross margins than sales to wholesale customers due to the difference in pricing levels. Therefore, as retail sales increase in the overall sales mix, higher gross margins tend to follow. Finally, there is significant fluctuation in gross margins between the various merchandise categories we offer. As a result, our gross margins can vary depending on the mix of products sold during any given time period.

For 2003, our cost of sales decreased as a percentage of total net sales when compared to 2002, resulting in an overall increase of 0.7% in the Company's gross margin from 53.7% in 2002 to 54.4% in 2003.

Similarly, our total cost of sales as a percentage of our total net sales had decreased for 2002 when compared to 2001 resulting in an overall increase in gross margin of 1.8% from 51.9% for 2001 to 53.7% in 2002. These increases in gross margin were primarily due to increased retail sales over the three years.

Our gross margins for the three years ended December 31, 2003 were as follows:

Year	Leather Factory	Tandy Leather	Cushman	Total Company
2003	**53.23%**	**62.98%**	**30.62%**	**54.40%**
2002	53.56%	59.49%	34.64%	53.70%
2001	52.50%	56.14%	28.61%	51.89%

Our operating expenses increased 1.3% as a percentage of total net sales to 44.6% in 2003 when compared with 43.3% in 2002. This increase was primarily due to operating costs associated with the twelve Tandy stores opened in 2003 as well as an increase in advertising expenses and investor relation expenses. Management believes that our advertising efforts - particularly our direct mail campaigns - are effective at increasing sales. With increased interest from customers and potential customers as we open stores in new markets, the number of direct mail pieces produced and distributed increases. As our focus on the retail customer continues to increase, we are producing more colorful mailing pieces. While we are monitoring our advertising costs with great scrutiny, management believes that the trend of increased advertising and marketing costs could continue for at least the near future.

Our investor relation expenses, while necessary to inform investors about our company, can fluctuate greatly. In 2003, expenditures were approximately $350,000. While we have generated positive responses from investors during the past year, management believes that, with a more focused approach, we can continue to perform this necessary service at a lesser cost to the Company, and we will be monitoring this

expense category very closely in 2004. However, the effects of the changes in securities regulation and corporate governance brought about by recent legislation and rule-making by the SEC and the American Stock Exchange may add to these costs in 2004.

For 2002, operating expenses increased 1.9% as a percentage of total net sales to 43.3% in 2002 when compared with 2001. This increase was primarily due to increases in payroll and payroll-related costs including employee insurance programs, advertising expenses, and the operating costs associated with the fourteen Tandy stores opened in 2002.

Other Expenses (net)

Other expenses (net), which consists primarily of interest expense and currency exchange gain and loss, was $125,000 in 2003 compared to $312,000 in 2002, a decrease of approximately 60%. Our interest expense continues to decrease due to the reduction in our outstanding bank debt. The currency exchange gain and loss, resulting from our Canadian operation, was a gain of $102,000 in 2003 compared to a gain of $10,000 in 2002.

In 2002, other expenses (net) was $312,000 in 2002 compared to $533,000 in 2001, a decrease of approximately 40%. This decrease is attributable to the interest paid on our outstanding debt. While there was only a slight drop in the interest rate during 2002 compared to 2001, the average outstanding debt balance dropped from $4.9 million in 2001 to $3.6 million in 2002.

Net Income

During 2003, we earned net income of $2.74 million, a substantial increase over our net loss of $1.4 million for 2002. (As discussed in previous filings, a new accounting pronouncement required us to record a $4.0 charge against earnings as a result of the write-off of the goodwill of Roberts, Cushman in 2002, resulting in a net loss. This charge was reported as a cumulative effect of a change in accounting principle. Net income before the change was $2.6 million.) As a result of the increase in our overall gross margin and a reduction in interest and other expenses, our profits in 2003 grew at a rate faster than sales. Partially offsetting gross margin and other expense improvements were increased operating expenses in 2003 as discussed above.

In 2002, we incurred a net loss of $1.4 million due to the write-off of Roberts, Cushman's goodwill mentioned above, compared to net income of $2.0 million in 2001. Our 2002 net income (before the cumulative effect of the accounting change) also increased at a faster rate than 2002 total net sales growth. This was the result of the increase in our overall gross margin and a substantial reduction in our interest expense, partially offset by an increase in operating expenses in 2002 as discussed above.

Leather Factory Segment

Year	Segment Net Sales Increase from Prior Year	Segment Operating Income	Segment Operating Income Incr (Decr) from Prior Year	Operating Income as a Percentage of Segment Sales
2003	**1.2%**	**$3,462,457**	**(7.5%)**	**11.3%**
2002	5.6%	$3,742,844	0.6%	12.3%
2001	6.1%	$3,719,517	24.3%	12.9%

The Leather Factory segment accounted for 73.5% of total Company net sales in 2003, which compares to 76.3% in 2002 and 77.0% in 2001. The decrease in Leather Factory's contribution to our total net sales is the result of the growth in the Tandy Leather segment and we expect this trend to continue.

The segment net sales increase in 2003 resulted from an increase in retail sales partially offset by a drop in sales to our national accounts. Sales to retail customers were up approximately 20% over 2002 due to increased advertising efforts to that customer group. Several of the larger customers in our national account group re-set their programs with us during the last half of 2003, a normal part of doing business with these customers. We believe that this decrease is temporary and will not have a long-term effect on our sales for this customer group.

Our sales mix by customer group for 2003 was as follows:

Customer Group	
Retail	23%
Institution	8%
Wholesale	42%
National accounts	20%
Manufacturers	7%
Total	100%

The 2003 decrease in operating income as a percentage of segment sales resulted from a 0.33% decrease in gross margin (as a percentage of sales) and an increase of 0.72% in operating expenses (as a percentage of sales) compared with 2002. The gross margin decline was driven primarily by an increase in the quantities of leather sold during the year. Given that leather is our lowest gross margin item, an increase in leather sales, all other factors being equal, will result in a lower overall gross margin. Our international freight costs (shipping merchandise from vendors to us) were up in 2003 due to an increase in the number of air shipments versus ocean shipments. The operating expense increase as a percent of sales in 2003 was higher than 2002. Advertising and marketing costs are a significant expense in our operation as we believe there is a direct correlation between how much we advertise and how much product we sell. Our increase in investor outreach programs in 2003 also contributed to the decline in operating income this year. As our largest segment, Leather Factory bears the majority of the pro rata allocation of corporate expenses.

An increase in gross margin partially offset by an increase in operating expenses resulted in the slight increase in operating income as a percentage of segment sales in 2002 when compared to 2001. The gross margin improvement was the result of the increase in retail sales for the year. Segment expenses in 2002 as a percent of sales were higher than 2001 due to an increase in personnel costs (wages and health insurance) as well as additional advertising expenses.

Tandy Leather Segment

Year	Segment Net Sales Increase from Prior Year	Segment Operating Income	Segment Operating Income Incr (Decr) from Prior Year	Operating Income as a Percentage of Segment Sales
2003	**24.7%**	**$604,291**	**62.7%**	**6.6%**
2002	11.8%	$371,372	31.7%	5.0%
2001	N/A*	$281,998	N/A*	4.3%

*Comparison to prior year is meaningless. Because Tandy was acquired by the Company in November 2000, there is only one month of data for that year.

Reflecting the growth previously discussed, the Tandy Leather segment accounted for 22.1% of total Company net sales in 2003, up from 18.6% in 2002 and 17.7% in 2001.

Growth in net sales for the Tandy Leather segment in 2003 and 2002 resulted primarily from our expansion program. Segment expansion during 2003 and 2002 consisted of the opening of 12 and 14 new stores, respectively. The 2002 expansion was partially offset by the closing of the central mail order operation in September of that year.

Our sales mix by customer group for 2003 was as follows:

Customer Group	
Retail	72%
Institution	6%
Wholesale	21%
National accounts	0%
Manufacturers	1%
Total	100%

Operating income as a percentage of sales increased in 2003 when compared to 2002. Segment gross margin increased from 59.5% in 2002 to 63.0% in 2003 due to increased retail sales and more efficient purchasing of product from vendors. Segment operating expenses as a percent of sales increased by 1.95% in 2003. Expanded advertising initiatives and rent for store space accounted for the operating expense increase, offset partially by a decrease in costs to ship merchandise to customers. The decrease in shipping is a result of the store expansion as more sales occur in the stores as compared to ordering via mail, phone or the Internet.

Segment gross margin as a percent of sales increased by 3.4% in 2002 over 2001 while operating expenses as a percent of sales increased 2.6%. The comparison between 2002 and 2001 is somewhat convoluted as this segment operated solely as a central mail order operation in 2001 but began opening retail stores in 2002 and closed the central mail order operation in September 2002. The opening expenses associated with the new stores as well as new advertising programs contributed to the increase in operating expenses in 2002 but was offset somewhat with reductions in shipping costs and central facility operation and maintenance costs.

We intend to continue the expansion of Tandy Leather's retail store chain in 2004 by opening a total of 10-15 new stores throughout the year. As of March 1, 2004, we have opened three stores in 2004: the Syracuse, NY and Minneapolis, MN stores opened in January, and the St. Louis, MO store opened in February. We remain committed to a conservative expansion plan for this segment that minimizes risks to the Company's profits and maintains financial stability.

Cushman Segment

Year	Segment Net Sales Increase from Prior Year	Segment Operating Income	Segment Operating Income Incr (Decr) from Prior Year	Operating Income as a Percentage of Segment Sales
2003	**(10.6)%**	**$30,911**	**76.1%**	**1.7%**
2002	3.3%	$17,558	117.6%	0.9%
2001	(20.2)%	$(99,547)	(133.5)%	(5.1)%

The Cushman segment accounted for 4.4% of the total Company sales in 2003 compared with 5.1% and 5.3% in 2002 and 2001, respectively.

The 2003 decrease in Cushman's net sales resulted from the continued slowdown in the headwear industry overall. Several of Cushman's customers (hat manufacturers) are on shortened work weeks due to the decline in orders. Segment gross margin as a percentage of sales decreased 4.0% from 2002. However, operating income improved modestly.

For 2002, Cushman's sales were up modestly (3.3%) while gross profit margins increased from 28.6% to 34.6%. Operating income increased from a $99,000 loss in 2001 to income of $17,000 for 2002. The elimination of goodwill amortization accounted for the improvement.

See "Financial Condition" section below for detailed discussion regarding the effect of the change in accounting principle and the resulting write-down of Cushman's goodwill in 2002.

The sales and profits from the Cushman segment are immaterial to our company as a whole, and the segment does not fit our business model for the future. We are still assessing our long term strategic options for this segment.

Financial Condition

At December 31, 2002, we held $655,000 of cash, $12.7 million of inventory, accounts receivable of $1.9 million, and $2.0 million of property and equipment. Goodwill and other intangibles (net of amortization and depreciation) were $686,000 and $483,000, respectively. We also own a leather artwork collection, most of which was created by Al Stohlman, a legendary leathercrafter, valued on our balance sheet at $250,000. Net total assets were $19.7 million. Current liabilities were $8.3 million (including $4.2 million of

current maturities of long-term debt), while long-term debt was $2,000. Total stockholders' equity at the end of 2002 was $11.2 million.

At December 31, 2003, our net total assets were $19.1 million. We held $11.1 million of inventory and $1.9 million of property and equipment. Our cash totaled $1.7 million and our receivables were $1.8 million. Current liabilities were $2.5 million, while our long-term debt was $1.8 million. Total stockholders' equity at the end of 2003 had increased to $14.5 million, primarily as a result of the $2.7 million net income recorded in 2003. The increase in cash from 2002 to 2003 was due primarily to the increase in cash sales at Tandy Leather (as opposed to sales on open account), as well as the decrease in cash tied up in inventory owned at the end of 2003 compared to 2002. While we have no required payment schedule prior to maturity on our revolving line of credit, management strives to apply as much available cash as possible to our outstanding debt balance. Generally speaking, the majority of cash on our balance sheet is funds held in depository accounts with various banks awaiting collectibility for transfer either to our operating account or to the line of credit.

Also at the end of 2003, the Company's ratio of debt to equity was 0.12%. Our ratio of current assets to current liabilities was 6.16 to 1 at the end of 2003, and 1.94 to 1 at the end of 2002. The significant improvement in the current ratio is due to the reclassification of our bank debt from current to long-term. This reclassification occurred as a result of the elimination of the restricted cash requirement in our new credit agreement with Wells Fargo Bank, N.A. that went into effect in November 2003 (discussed below).

Capital Resources and Liquidity

On November 3, 2003, the Company entered into a Credit and Security Agreement with Wells Fargo Bank, N.A. ("Wells Fargo"), which replaced a line of credit with another bank affiliated with Wells Fargo. The current facility matures in November 2005 and is secured by all assets of the Company. Also, in November 2003, we opted to reduce the maximum amount that may be borrowed under this line of credit to $5.0 million, thus reducing fees on the unborrowed portion of the credit line.

The Company is currently in compliance with all covenants and conditions contained in the Credit Facility and has no reason to believe that it will not continue to operate in compliance with the provisions of these financing arrangements. The principal terms and conditions of the Credit Facility are described in further detail in Note 4 to the Consolidated Financial Statements, "Notes Payable and Long-Term Debt".

The Company borrows and repays funds under revolving credit terms as needed. Principal balances at the end of each quarter are shown below:

4th Qtr '02	1st Qtr '03	2nd Qtr '03	3rd Qtr '03	4th Qtr '03
$4,213,533	$5,810,598	$4,763,734	$2,669,116	$1,792,984

Total bank indebtedness at the end of 2002 and 2003 are shown below:

	December 31, 2002		December 31, 2003	
	Principal	Accr Interest	Principal	Accr Interest
Revolving Line	$4,213,533	$15,706	$1,792,984	$6,374

Reflecting the reduction of bank indebtedness during the period, our financing activities for 2003, 2002 and 2001 had net cash requirements (deficits) of $1.3 million, $214,000 and $1.2 million, respectively.

The primary source of liquidity and capital resources during 2003 was cash flow provided by operating activities. Cash flow from operations for 2003 was $3.3 million. The largest portion of the operating cash flow was generated from net income and the reduction of inventory. Cash flow from operations in 2002 was $1.4 million, reflecting a larger investment in inventory in 2002 than in 2003. Cash flow from operations in 2001 was $2.0 million.

Consolidated accounts receivable decreased to $1.8 million at December 31, 2003 compared to $1.9 million at

December 31, 2002. Average days to collect accounts improved from 43.54 days in 2002 to 41.46 days in 2003 on a consolidated basis.

By segment, the days to collect were as follows:

Segment	2003	2002	Improvement
Leather Factory	39.43	41.52	2.09 days
Tandy Leather	38.88	34.09	(4.79) days
Cushman	58.37	63.26	4.89 days

Inventory decreased from $12.7 million at the end of 2002 to $11.1 million at December 31, 2003. We expect our inventory will begin to slowly trend upward as we continue our expansion of the Tandy Leather store chain. However, we are pleased with our reduced investment in inventory at the end of 2003 as it was within 3% of our internal targets of optimum inventory levels. We intend to continue managing our inventory levels to avoid tying up excessive capital.

Consolidated inventory turned 3.51 times during 2003, a slight slowdown from the 3.65 times turned in 2002. We compute our inventory turnover rates as sales divided by average inventory.

By segment, inventory turns are as follows:

Segment	2003	2002
Leather Factory	2.97	3.20
Tandy Leather	8.69	8.10
Cushman	3.71	4.12
Leather Factory-distribution centers only	8.26	7.96

Tandy Leather's inventory turns are significantly higher than that of The Leather Factory because its inventory consists only of the inventory at the stores. Tandy Leather has no warehouse (backstock) inventory to include in the turnover computation as the stores get their product from the Leather Factory central warehouse. Leather Factory's turns are always slower because the central warehouse inventory supports the stores and distribution centers.

Accounts payable was virtually unchanged from the end of 2002 at $1.5 million to the end of 2003 at $1.6 million.

As shown above, the largest use of operating cash in 2003 was for debt reduction. Capital expenditures totaled $360,000 and $1.0 million for the years ended December 31, 2003 and 2002, respectively. The 2003 capital expenditures occurred primarily due to the expansion of the Tandy Leather segment and the construction of the Stohlman Leather Museum and Gallery located at our Fort Worth corporate complex. Capital expenditures in 2002 included approximately $600,000 in leasehold improvements for the central warehouse and factory consolidation and remodeling of the Fort Worth Leather Factory store. Also in 2002, we made expenditures of $436,000 to purchase four independent leathercraft stores for conversion to Tandy Leather stores. Since we intend to continue opening or acquiring new Tandy Leather stores, expenditures related to this expansion should continue into 2004. In 2001, we recorded capital expenditures of $630,000 for computer equipment and software, and other equipment needed after the acquisition of Tandy Leather.

We believe that cash flow from operations will be adequate to fund our operations in 2004, while also funding expansion and debt reduction. In addition, we anticipate that this cash flow will enable us to meet the contractual obligations and commercial commitments as shown in the following table. However, if cash flows should decrease or uses of cash increase, we may defer debt reduction or increase our borrowings on our line of credit as needed. We believe that, if desired, our present financial condition would permit us to increase the maximum amount that could be borrowed from lenders. Further, we could defer expansion plans if required by unanticipated drops in cash flow. In particular, because of the relatively small investment required by each new Tandy Leather store, we have flexibility in when we make most expansion expenditures.

Off-Balance Sheet Arrangements

We have not had any off-balance sheet arrangements during 2003, 2002 and 2001, and we do not currently have any such arrangements.

Contractual Obligations

The following table summarizes by years our contractual obligations and commercial commitments as of December 31, 2003 (not including related interest expense):

		Payments due by period			
Contractual Obligations	**Total**	**< 1 yr**	**1-3 yrs**	**4-5 yrs**	**> 5yrs**
Long-term debt (1)	$1,792,984	-	$1,792,984	-	-
Capital lease obligations	1,134	$ 1,134	-	-	-
Operating leases (2)	6,748,288	1,843,650	4,371,281	$533,357	-
Total Contractual Obligations	$8,542,406	$1,844,784	$6,164,265	$533,357	$ -

(1) Our loan from Wells Fargo matures in November 2005. The loan's maturity can be accelerated in the event of a material adverse change or upon other occurrences described in the related credit agreement.
(2) These are our leased facilities.

Summary of Critical Accounting Policies

Management strives to report the financial results of the Company in a clear and understandable manner, although in some cases accounting and disclosure rules are complex and require us to use technical terminology. We follow generally accepted accounting principles in the U.S. in preparing our consolidated financial statements. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Basis of Consolidation. We report our financial information on a consolidated basis. Therefore, unless there is an indication to the contrary, financial information is provided for the parent company, The Leather Factory, Inc., and its subsidiaries as a whole. Transactions between the parent company and any subsidiaries are eliminated for this purpose. We own all of the capital stock of our subsidiaries, and we do not have any subsidiaries that are not consolidated. None of our subsidiaries are "off balance sheet".

Revenue Recognition. We recognize revenue for retail (over the counter) sales as transactions occur and other sales upon shipment of our products provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured, which generally occurs upon shipment. Net sales represent gross sales less negotiated price allowances, product returns, and allowances for defective merchandise.

Allowance for Accounts Receivable. We reduce accounts receivable by an allowance for amounts that may become uncollectible in the future. This allowance is an estimate based primarily on our evaluation of the customer's financial condition, past collection history, and the aging of the account. If the financial condition of any of our customers deteriorates, resulting in an impairment or inability to make payments, additional allowances may be required.

Inventory. Inventory is stated at the lower of cost or market and is accounted for on the "first in, first out" method. This means that sales of inventory treat the oldest item of identical inventory as being the first sold. In addition, we periodically reduce the value of our inventory for slow-moving or obsolete inventory. This reduction is based on management's review of items on hand compared to their estimated future demand. If actual future demand is less favorable than those projected by management, additional write-downs may be necessary. Goods shipped to us are recorded as inventory owned by us when the risk of loss shifts to us from the supplier.



Goodwill. We have indicated above that a change in the accounting rules necessitated a change in 2002 in how we report goodwill on our balance sheet. As a result, we incurred an impairment write-down in 2002 of our investment in Cushman in the amount of $4.0 million. The remaining goodwill on our balance sheet is analyzed by management periodically to determine the appropriateness of its carry value. As of December 31, 2003, management has determined that the present value of the discounted estimated future cash flows of the stores associated with the goodwill is sufficient to support their respective goodwill balances. If actual results of these stores differs significantly from management's projections, such difference could affect the present value calculation in the future resulting in an impairment of all or part of the goodwill currently carried on the Company's balance sheet.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We face exposure to financial market risks, including adverse movement in foreign current exchange rates and changes in interest rates. These exposures may change over time and could have a material impact on our financial results. We do not use or invest in market risk sensitive instruments to hedge any of these risks or for any other purpose.

Foreign Currency Exchange Rate Risk

Our primary foreign currency exposure is related to our subsidiary in Canada. The Leather Factory of Canada, Ltd. has local currency (Canadian dollar) revenue and local currency operating expenses. Changes in the currency exchange rate impacts the U.S. dollar amount of revenue and expenses. See Note 11 to the Consolidated Financial Statements, "Segment Information", for financial information concerning the Company's foreign activities.

Interest Rate Risk

We are subject to market risk associated with interest rate movements on outstanding debt. Our borrowings under the credit facility with Wells Fargo accrue interest at a rate that changes with fluctuations in the prime rate. Based on the Company's level of debt at March 5, 2004, an increase of one percent in the prime rate would result in additional interest expense of approximately $18,000 during a twelve-month period.

Forward-Looking Statements

This report contains forward-looking statements of management. In general, these are predictions or suggestions of future events and statements or expectations of future occurrences. There are certain important risks that could cause results to differ materially from those anticipated by some of the forward-looking statements. Some, but not all, of the important risks which could cause actual results to differ materially from those suggested by the forward-looking statements include, among other things:

- We might fail to realize the anticipated benefits of the opening of Tandy Leather retail stores or we might be unable to obtain sufficient new locations on acceptable terms to meet our growth plans. Also, other retail initiatives might not be successful.
- Political considerations here and abroad could disrupt our sources of supplies from abroad or affect the prices we pay for goods.
- Continued involvement by the United States in war and other military operations in the Middle East and other areas abroad could disrupt international trade and affect the Company's inventory sources.
- The recent slump in the economy in the United States, as well as abroad, may cause our sales to decrease or not to increase or adversely affect the prices charged for our products. Also, hostilities, terrorism or other events could worsen this condition.
- As a result of the on-going threat of terrorist attacks on the United States, consumer buying habits could change and decrease our sales.
- Livestock diseases such as mad cow could reduce the availability of hides and leathers or increase their cost. Also, the prices of hides and leathers fluctuate in normal times, and these fluctuations can affect the Company.
- If, for whatever reason, the costs of our raw materials and inventory increase, we may not be able to pass those costs on to our customers, particularly if the economy has not recovered from its downturn.
- Other factors could cause either fluctuations in buying patterns or possible negative trends in the craft and western retail markets. In addition, our customers may change their preferences to products other than ours, or they may not accept new products as we introduce them.

- Tax or interest rates might increase. In particular, interest rates are likely to increase at some point from their present low levels. These increases will increase our costs of borrowing funds as needed in our business.
- Any change in the commercial banking environment may affect us and our ability to borrow capital as needed.
- Other uncertainties, which are difficult to predict and many of which are beyond the control of the Company, may occur as well.

The Company does not intend to update forward-looking statements.

DIRECTORS

Joseph R. Mannes
Managing Director
SAMCO Capital Markets
Dallas, Texas

H.W. Markwardt
Retired
Fort Worth, Texas

Michael A. Markwardt
Managing Partner
Legare, LP
Fort Worth, Texas

Michael A. Nery
Manager
Nery Capital Partners
Asheville, North Carolina

T. Field Lange
President
Lange & Associates, PC
Fort Worth, Texas

EXECUTIVE OFFICERS AND DIRECTORS

Wray Thompson
Chairman of the Board and Chief Executive Officer

Shannon L. Greene
Chief Financial Officer and Treasurer

Ronald C. Morgan
President and Chief Operating Officer

EXECUTIVE OFFICERS

Robin Morgan
Vice President – Administration

William M. Warren
Secretary & General Counsel

SEC FORM 10-K

STOCKHOLDERS MAY OBTAIN A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K WITHOUT CHARGE (EXCEPT FOR EXHIBITS) BY WRITING TO:
INVESTOR RELATIONS
THE LEATHER FACTORY, INC.
PO BOX 50429
FORT WORTH, TEXAS 76105-0429

CORPORATE HEADQUARTERS

The Leather Factory, Inc.
3847 East Loop 820 South
Fort Worth, Texas 76119
Phone: 817/496-4414
Facsimile: 817/496-9806

TRANSFER AGENT

Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Phone: 469/633-0101
Facsimile: 469/633-0088

STOCK EXCHANGE LISTING

The common stock of The Leather Factory, Inc. is listed on the American Stock Exchange. Ticker symbol: TLF

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Wednesday, May 26, 2004 in the Hall of Fame Room at the Wyndham Hotel
1500 Convention Center Drive
Arlington, Texas 76011.

The Leather Factory, Inc.

FINANCIAL INFORMATION

THE LEATHER FACTORY, INC.
SELECTED FINANCIAL DATA

	Years Ended December 31,				
Income statement data:	**2003**	**2002**	**2001**	**2000**	**1999**
Net sales	$41,712,191	$39,728,615	$37,279,262	$30,095,264	$27,164,399
Cost of sales	19,020,292	18,393,914	17,934,935	15,147,547	14,907,768
Gross profit	22,691,899	21,334,701	19,344,327	14,947,717	12,256,631
Operating expenses	18,594,240	17,202,927	15,442,359	11,702,633	10,346,420
Operating income	4,097,659	4,131,774	3,901,968	3,245,084	1,910,211
Operating income per share-basic	$0.40	$0.41	$0.39	$0.33	$0.19
Operating income per share-diluted	$0.38	$0.38	$0.37	$0.32	$.019
Other expense	125,169	311,917	533,482	653,779	900,304
Income (loss) before income taxes	3,972,490	3,819,857	3,368,486	2,591,305	1,009,907
Income tax provision (benefit)	1,232,116	1,224,868	1,362,053	1,049,985	574,851
Income (loss) before cumulative effect of change in accounting principle	2,740,374	2,594,989	2,006,433	1,541,320	435,056
Cumulative effect of change in accounting principle, net of tax	-	(4,008,831)	-	-	-
Net income (loss)	$2,740,374	$(1,413,842)	$2,006,433	$1,541,320	$435,056
Basic Earnings Per Share:					
Income before cumulative effect of accounting change	$0.27	$0.26	$0.20	$0.16	$0.04
Cumulative effect of change in accounting principle, net of tax	-	(0.40)	-	-	-
Basic net income (loss) per share	$0.27	$(0.14)	$0.20	$0.16	$0.04
Diluted Earnings per Share:					
Income before cumulative effect of accounting change	$0.25	$0.24	$0.19	$0.15	$0.04
Cumulative effect of change in accounting principle, net of tax	-	(0.37)	-	-	-
Diluted net income (loss) per share	$0.25	$(0.13)	$0.19	$0.15	$0.04
Weighted average common shares outstanding for:					
Basic EPS	10,323,549	10,063,581	9,976,181	9,875,606	9,853,161
Diluted EPS	10,861,305	10,761,670	10,449,306	10,182,803	9,890,098

Balance Sheet Data (End of Period):					
Total assets	$19,058,406	$19,675,602	$19,548,323	$19,686,079	$18,220,775
Notes payable and current maturities of long-term debt	1,134	4,218,968	4,527,904	5,759,626	6,061,735
Notes payable and long-term debt, net of current maturities	1,792,984	2,256	7,691	13,025	121,686
Total stockholders' equity	$14,509,493	$11,170,062	$12,423,671	$10,295,637	$ 8,680,425

THE LEATHER FACTORY, INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	DECEMBER 31, 2003	DECEMBER 31, 2002
CURRENT ASSETS:		
Cash	$1,728,344	$101,557
Cash restricted for payment on revolving credit facility	-	553,839
Accounts receivable-trade	1,828,738	1,938,698
Inventory	11,079,893	12,695,344
Prepaid income taxes	206,023	55,644
Deferred income taxes	134,312	159,090
Other current assets	702,236	672,117
TOTAL CURRENT ASSETS	**15,679,546**	**16,176,289**
PROPERTY AND EQUIPMENT, at cost	5,574,992	5,321,749
Less accumulated depreciation and amortization	(3,669,099)	(3,301,898)
	1,905,893	2,019,851
GOODWILL	704,235	686,484
OTHER INTANGIBLES	432,549	483,507
OTHER assets	336,183	309,471
	$19,058,406	**$19,675,602**

LIABILITIES AND STOCKHOLDERS' EQUITY

	DECEMBER 31, 2003	DECEMBER 31, 2002
CURRENT LIABILITIES:		
Accounts payable	$1,545,079	$1,594,909
Accrued expenses and other liabiltiies	1,000,427	2,503,331
Notes payable and current maturities of long-term debt	1,134	4,218,968
TOTAL CURRENT LIABILITIES	**2,546,640**	**8,317,208**
DEFERRED INCOME TAXES	209,289	186,076
NOTES PAYABLE AND LONG-TERM DEBT, net of current maturities	1,792,984	2,256
COMMITMENTS AND CONTENGENCIES	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.10 par value; 20,000,000 shares authorized, none issued or outstanding	-	-
Common stock, $0.0024 par value; 25,000,000 shares authorized, 10,487,961 and 10,149,961 shares issued and outstanding at 2003 and 2002, respectively	25,171	24,360
Paid-in capital	4,673,158	4,163,901
Retained earnings	9,804,719	7,064,345
Less: notes receivable secured by common stock	(20,000)	(44,003)
Accumulated other comprehensive income (loss)	26,445	(38,541)
Total stockholders' equity	14,509,493	11,170,062
	$19,058,406	**$19,675,602**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

THE LEATHER FACTORY, INC.
CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
NET SALES	$41,712,191	$39,728,615	$37,279,262
COST OF SALES	19,020,292	18,393,914	17,934,935
GROSS PROFIT	22,691,899	21,334,701	19,334,327
OPERATING EXPENSES	18,594,240	17,202,927	15,442,359
INCOME FROM OPERATIONS	4,097,659	4,131,774	3,901,968
OTHER (INCOME) EXPENSE:			
INTEREST EXPENSE	206,942	246,878	458,558
OTHER, NET	(81,773)	65,039	74,924
TOTAL OTHER EXPENSE	125,169	311,917	533,482
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	3,972,490	3,819,857	3,368,486
PROVISION FOR INCOME TAXES	1,232,116	1,224,868	1,362,053
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	2,740,374	2,594,989	2,006,433
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAXES	-	(4,008,831)	-
NET INCOME (LOSS)	**$2,740,374**	**$(1,413,842)**	**$2,006,433**
BASIC NET INCOME (LOSS) PER SHARE	**$0.27**	**$(0.14)**	**$0.20**
DILUTED NET INCOME (LOSS) PER SHARE	**$0.25**	**$(0.13)**	**$0.19**
BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	10,323,549	10,063,581	9,976,181
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	10,861,305	10,761,670	10,449,306

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

THE LEATHER FACTORY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME (LOSS)	$2,740,374	$(1,413,842)	$2,006,433
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES -			
DEPRECIATION AND AMORTIZATION	529,262	491,312	730,153
LOSS ON DISPOSAL OF ASSETS	(9,103)	-	5,588
AMORTIZATION OF DEFERRED FINANCING COSTS	-	37,038	45,753
DEFERRED INCOME TAXES	47,991	(30,184)	(8,135)
OTHER	47,235	(2,502)	(10,898)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	-	4,008,831	-
NET CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF BUSINESS ACQUISITIONS:			
ACCOUNTS RECEIVABLE-TRADE, NET	109,960	359,255	(105,957)
INVENTORY	1,615,451	(3,463,866)	151,629
INCOME TAXES	(150,379)	16,124	(42,133)
OTHER CURRENT ASSETS	(30,119)	(192,726)	230,695
ACCOUNTS PAYABLE-TRADE	(49,830)	291,311	(856,314)
ACCRUED EXPENSES AND OTHER LIABILITIES	(1,502,904)	1,332,179	(119,461)
TOTAL ADJUSTMENTS	607,564	2,846,772	20,920
NET CASH PROVIDED BY OPERATING ACTIVITIES	**3,347,938**	**1,432,930**	**2,027,353**
CASH FLOWS FROM INVESTING ACTIVITIES:			
PURCHASE OF PROPERTY AND EQUIPMENT	(360,202)	(1,073,515)	(629,773)
PAYMENTS IN CONNECTION WITH BUSINESSES ACQUIRED	-	(435,747)	-
PROCEEDS FROM SALE OF ASSETS	6,217	-	3,200
INCREASE IN OTHER ASSETS	(27,970)	(14,754)	(1,386)
OTHER INTANGIBLE COSTS	-	(1,625)	-
NET CASH USED IN INVESTING ACTIVITIES	**(381,955)**	**(1,525,641)**	**(627,959)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
NET DECREASE IN REVOLVING CREDIT LOANS	(2,420,550)	(286,889)	(1,150,543)
PAYMENTS ON NOTES PAYABLE AND LONG-TERM DEBT	(6,556)	(27,483)	(105,189)
DECREASE (INCREASE) IN CASH RESTRICTED FOR PAYMENT ON REVOLVER	553,839	(62,110)	(101,262)
PAYMENTS RECEIVED ON NOTES SECURED BY COMMON STOCK	24,003	27,936	48,400
PROCEEDS FROM ISSUANCE OF COMMON STOCK AND WARRANTS	510,068	133,774	84,099
NET CASH USED IN FINANCING ACTIVITIES	**(1,339,196)**	**(214,772)**	**(1,224,495)**
NET INCREASE (DECREASE) IN CASH	1,626,787	(307,483)	174,899
CASH, BEGINNING OF PERIOD	101,557	409,040	234,141
CASH, END OF PERIOD	**$1,728,344**	**$ 101,557**	**$ 409,040**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
INTEREST PAID DURING THE PERIOD	$ 216,275	$ 213,791	$ 443,925
INCOME TAX PAID DURING THE PERIOD, NET OF (REFUNDS)	1,138,799	1,254,679	1,414,404
NON-CASH INVESTING ACTIVITIES:			
EQUIPMENT ACQUIRED UNDER CAPITAL LEASE FINANCING ARRANGEMENTS	-	-	$ 18,676

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

The Leather Factory, Inc.
Consolidated Statements of Stockholders' Equity

	Number of Shares	Par Value	Paid-In Capital	Retained Earnings	Notes Receivable Secured by Common Stk	Accumulated Other Cumulative Income (Loss)	Total	Comprehensive Income (Loss)
BALANCE, DECEMBER 31, 2000	9,908,161	$23,780	$3,946,608	$6,471,754	$ (120,339)	$(26,166)	$10,295,637	
PAYMENTS ON NOTES RECEIVABLE SECURED BY COMMON STOCK	-	-	-	-	48,400	-	48,400	
SHARES ISSUED-STOCK OPTIONS EXERCISED	83,000	199	83,900	-	-	-	84,099	
NET INCOME	-	-	-	2,006,433	-	-	2,006,433	$2,006,433
TRANSLATION ADJUSTMENT	-	-	-	-	-	(10,898)	(10,898)	(10,898)
BALANCE, DECEMBER 31, 2001	**9,991,161**	**$23,979**	**$4,030,508**	**$8,478,187**	**$(71,939)**	**$(37,064)**	**$12,423,671**	
COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2001								$1,995,535
PAYMENTS ON NOTES RECEIVABLE SECURED BY COMMON STOCK	-	-	-	-	27,936	-	27,936	
SHARES ISSUED-STOCK OPTIONS EXERCISED	158,800	381	133,393	-	-	-	133,774	
NET LOSS	-	-	-	(1,413,842)	-	-	(1,413,842)	$(1,413,842)
TRANSLATION ADJUSTMENT	-	-	-	-	-	(1,477)	(1,477)	(1,477)
BALANCE, DECEMBER 31, 2002	**10,149,961**	**$24,360**	**$4,163,901**	**$7,064,345**	**$(44,003)**	**$(38,541)**	**$11,170,062**	
COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2002								$(1,415,319)
PAYMENTS ON NOTES RECEIVABLE SECURED BY COMMON STOCK	-	-	-	-	24,003	-	24,003	
SHARES ISSUED-STOCK OPTIONS AND WARRANTS EXERCISED	338,000	811	442,016	-	-	-	442,827	
WARRANTS TO ACQUIRE 100,000 SHARES OF COMMON STOCK ISSUED	-	-	67,241	-	-	-	67,241	
NET INCOME	-	-	-	2,740,374	-	-	2,740,374	$2,740,374
TRANSLATION ADJUSTMENT	-	-	-	-	-	64,986	64,986	64,986
BALANCE, DECEMBER 31, 2003	**10,487,961**	**$25,171**	**$4,673,158**	**$9,804,719**	**$(20,000)**	**$26,445**	**$14,509,493**	
COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2003								$2,805,360

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

THE LEATHER FACTORY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Business

Our primary line of business is the sale of leather, leather crafts and related supplies. We sell our products via company-owned stores throughout the United States and Canada. Numerous customers including retailers, wholesalers, assemblers, distributors and other manufacturers are geographically disbursed throughout the world. The Company also has light manufacturing facilities in Texas and New York.

(b) Management estimates and reporting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Significant assets and liabilities with reported amounts based on estimates include trade accounts receivables and deferred income taxes.

(c) Principles of consolidation

The consolidated financial statements include the accounts of The Leather Factory, Inc. and its wholly owned subsidiaries, The Leather Factory, L.P. (a Texas limited partnership) and its corporate partners, Tandy Leather Company, L.P. (a Texas limited partnership) and its corporate partners, Roberts, Cushman & Company, Inc. (a New York corporation), and The Leather Factory of Canada, Ltd. (a Canadian corporation). All intercompany accounts and transactions have been eliminated in consolidation.

(d) Foreign currency translation

Foreign currency translation adjustments arise from activities of the Company's Canadian operations. Results of operations are translated into U.S. dollars using the average exchange rates during the period, while assets and liabilities are translated using period-end exchange rates. Foreign currency translation adjustments of assets and liabilities are recorded in stockholders' equity.

(e) Revenue recognition

Retail (over the counter) sales are recorded as transactions occur and other sales are recorded when goods are shipped to customers provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured, which generally occurs upon shipment. Net sales represent gross sales less negotiated price allowances, product returns, and allowances for defective merchandise.

(f) Property and equipment, net of accumulated depreciation and amortization

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are five to ten years for equipment, five to seven years for furniture and fixtures, and five years for vehicles. Leasehold improvements are amortized over the lesser of the life of the lease or the useful life of the asset. Repairs and maintenance costs are expensed as incurred.

(g) Inventory

Inventory is valued at the lower of first-in, first-out cost or market. In addition, the value of inventory is periodically reduced for slow-moving or obsolete inventory based on management's review of items on hand compared to their estimated future demand.

(h) Impairment of long-lived assets

The Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*, effective January 1, 2002. The statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and*

for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, *Reporting the Results of Operations for a Disposal of a Segment of a Business.* The adoption of SFAS No. 144 did not affect the financial condition or results of operations of the Company.

(i) Earnings per share

Basic earnings per share are computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes, to the extent inclusion of such shares would be dilutive to earnings per share, the effect of outstanding options and warrants, computed using the treasury stock method. Unearned shares, if any, held by the Employees' Stock Ownership Plan (ESOP) are deemed not to be outstanding for earnings per shares calculations.

	2003	2002	2001
BASIC			
Net income (loss)	$2,740,374	$(1,413,842)	$2,006,433
Weighted average common shares outstanding	10,323,549	10,063,581	9,976,181
Earnings per share - basic	**$0.27**	**$(0.14)**	**$0.20**
DILUTED			
Net income (loss)	$2,740,374	$(1,413,842)	$2,006,433
Weighted average common shares outstanding	10,323,549	10,063,581	9,976,181
Effect of assumed exercise of stock options and warrant	537,756	698,089	473,125
Weighted average common shares outstanding, assuming dilution	10,861,305	10,761,670	10,449,306
Earnings per share - diluted	**$0.25**	**$(0.13)**	**$0.19**
Oustanding options exluded as impact would be anti-dilutive	60,000	-	2,000

For additional disclosures regarding the employee stock options and the warrants, see Note 9. The net effect of converting stock options to purchase 792,700 and 762,000 shares of common stock at option prices less than the average market prices has been included in the computations of diluted EPS for the years ended December 31, 2003 and 2002, respectively.

(j) Goodwill and other intangibles

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," prescribes a two-phase process for impairment testing of goodwill, which is performed once annually, absent indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. As a result of SFAS 142, an impairment write-down occurred in the first quarter of 2002 of the investment in subsidiary, Roberts, Cushman & Company, Inc., in the amount of $4.0 million. Goodwill remaining on the balance sheet is analyzed by management periodically to determine the appropriateness of its carrying value. Management has elected to perform the annual analysis during the fourth calendar quarter of each year. As of December 31, 2003, management determined that the present value of the discounted estimated future cash flows of the stores associated with the goodwill is sufficient to support their respective goodwill balances.

Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company's reporting units are generally the same as the operating segments identified in Note 11 – Segment Information. The new methodology in SFAS 142 differs from the Company's prior policy, which was permitted under earlier accounting standards, of using undiscounted cash flows of the acquired asset to determine if goodwill is recoverable.

A summary of changes in the Company's goodwill for the year ended December 31, 2003 is as follows:

	January 1, 2003	Acquisitions & Adjustments	Impairments	December 31, 2003
Leather Factory	$333,655	$17,751	-	$351,406
Tandy Leather	352,829	-	-	352,829
Total	$686,484	$17,751	$ -	$704,235

As of December 31, 2003 and 2002, the Company's intangible assets and related accumulated amortization consisted of the following:

As of December 31, 2003:	**Gross**	**Accumulated Amortization**	**Net**
Trademarks, Copyrights	$544,369	$138,320	$406,049
Non-compete Agreements	52,000	25,500	26,500
	$596,369	$163,820	$432,549

As of December 31, 2002:	**Gross**	**Accumulated Amortization**	**Net**
Trademarks, Copyrights	$544,369	$102,029	$442,340
Non-compete Agreements	52,000	10,833	41,167
	$596,369	$112,862	$483,507

Excluding goodwill, the Company has no intangible assets not subject to amortization under SFAS 142. Amortization of intangible assets of $52,215 in 2003, $48,283 in 2002, and $40,443 in 2001 was recorded in operating expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years are as follows:

	Leather Factory	**Tandy Leather**	**Total**
2004	$5,954	$45,004	$50,958
2005	5,954	35,004	40,958
2006	5,954	34,337	40,291
2007	5,954	33,504	39,458
2008	5,954	30,337	36,291

During 2002, the Company acquired the following intangible assets:

		Amortization Period
Non-Compete Agreements	$52,000	3-5 years
Copyright	1,625	15 years

The 2001 results on a historical basis do not reflect the provision of SFAS 142. Had the Company adopted SFAS 142 on January 1, 2001, the historical net income and basic and diluted net income per common share (without giving effect to the charge relating to the reduction of goodwill) would have been changed to the adjusted amounts indicated below:

	Year Ended December 31, 2001		
	Net income	**Earnings per Share - Basic**	**Earnings per Share - Diluted**
Reported net income	$2,006,433	$0.20	$0.19
Addback goodwill amortization	223,894	0.02	0.02
Adjusted net income	$2,230,327	$0.22	$0.21

(k) Fair value of financial Instruments

The principal financial instruments held consist of accounts receivable, accounts payable, notes payable and long-term debt. The carrying value of accounts receivable and accounts payable approximate their fair value due to the relatively short-term nature of the accounts. The interest rates on the Company's notes payable and long-term debt fluctuate with changes in the prime rate and are the rates currently available to the Company; therefore, the carrying amount of those instruments approximates their fair value.

(l) Deferred taxes

Deferred income taxes result from temporary differences in the bases of our assets and liabilities reported for book and tax purposes.

(m) Stock options

We periodically grant stock options for a fixed number of shares to employees and non-employee directors with an exercise price equal to the fair market value of the shares at the date of grant. We account for stock option grants to employees and directors using the intrinsic value method and intend to continue to do so. Under the intrinsic value method, compensation associated with stock awards to employees and directors is determined as the difference, if any, between the current fair value of the underlying common stock on the date compensation is measured and the price the employee or director must pay to exercise the award. The measurement date for employee awards is generally the date of grant.

At December 31, 2003, we had two stock-based compensation plans, which are described more fully in Note 9. No stock-based compensation cost is reflected in net income in 2003, 2002 or 2001, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation.

	Years Ended December 31,		
	2003	2002	2001
Net income (loss), as reported	$2,740,374	$(1,413,842)	$2,006,433
Plus: Stock-based employee compensation expense Included in reported net income, net of tax	-	-	-
Less: Total stock-based compensation expense determined Under fail value based method for all awards, net of Related tax effects	98,186	103,619	28,539
Pro forma net income (loss)	$2,642,188	$(1,517,461)	$1,977,894
Earnings (loss) per share:			
Basic - as reported	$0.27	$(0.14)	$0.20
Basic - pro forma	$0.26	$(0.15)	$0.20
Diluted - as reported	$0.25	$(0.13)	$0.19
Diluted - pro forma	$0.24	$(0.14)	$0.19

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Volality	69.6%	73.6%	78.0%
Expected option life	5	5	5
Interest rate (risk free)	3.25%	3.00%	3.50%
Dividends	None	None	None

The effect on 2003, 2002 and 2001 pro forma net income (loss) and earnings (loss) per share of the estimated fair value of stock options and shares are not necessarily representative of the effects on the results of operations in the future. In addition, the estimates made utilize a pricing model developed for traded options with relatively short lives; our option grants typically have a life of up to ten years and are not transferable. Therefore, the actual fair value of a stock option grant may be different from our estimates. We believe that our estimates incorporate all relevant information and represent a reasonable approximation in light of the difficulties involved in valuing non-traded stock options.

(n) Comprehensive income

Comprehensive income represents all changes in stockholders' equity, exclusive of transactions with stockholders. The accumulated balance of foreign currency translation adjustments is presented in the consolidated financial statements as "accumulated other comprehensive income or loss".

(o) Shipping and handling costs

All shipping and handling costs incurred by the Company are included in operating expenses on the statements of income. These costs totaled approximately $1,206,000, $1,284,000, and $1,343,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

(p) Advertising Costs

With the exception of catalog costs, advertising costs are expense as incurred. Catalog costs are capitalized and expensed over the estimated useful life of the particular catalog in question, which is typically twelve to eighteen months. Such capitalized costs are included in other current assets and totaled $102,304 and $116,611 at December 31, 2003 and 2002, respectively. Total advertising expense was $2,399,879 in 2003; $2,265,659 in 2002; and $2,023,527 in 2001.

(q) Cash flows presentation

For purposes of the statement of cash flows, the Company considers all highly liquid investments with initial maturities of three months or less from the date of purchase to be cash equivalents.

2. VALUATION AND QUALIFYING ACCOUNTS

We maintain allowances for bad debts based on factors such as the composition of accounts receivable, the age of the accounts, historical bad debt experience, and management's evaluation of the financial condition and past collection history of each customer. Our allowance for doubtful accounts was $31,469 and $77,657, respectively, at December 31, 2003 and 2002. Reductions in 2003 and 2002 are due to improvements in trade accounts receivable and collections of accounts for which reserves had been provided. The following is a roll forward of the allowance for doubtful accounts:

Year ended:	Balance at beginning of year	Additions (reductions) charged to costs and expenses	Foreign exchange gain/loss	Write-offs	Balance at end of year
December 31, 2003	$77,657	87,175	967	(134,330)	$31,469
December 31, 2002	$190,890	(30,197)	24	(83,060)	$77,657
December 31, 2001	$208,014	37,572	(116)	(54,580)	$190,890

3. BALANCE SHEET COMPONENTS

		12/31/03	12/31/02
INVENTORY			
Finished goods held for sale		$9,902,140	$11,693,868
Raw materials and work in process		1,177,753	1,001,476
	TOTAL	$11,079,893	$12,695,344
PROPERTY AND EQUIPMENT			
Leasehold improvements		$1,100,785	$1,043,076
Equipment		3,572,506	3,407,332
Furniture and fixtures		843,851	839,326
Vehicles		57,850	32,015
		5,574,992	5,321,749
Less: Accumulated deprecation		(3,669,099)	(3,301,889)
	TOTAL	$1,905,893	$2,019,851

Depreciation expense was $477,047, $443,029, and $460,741 for the years ended December 31, 2003, 2002 and 2001, respectively.

		12/31/03	12/31/02
OTHER CURRENT ASSETS			
Accounts receivable - employees		$23,375	$21,977
Accounts receivable - other		24,691	23,364
Prepaid expenses		495,334	362,698
Payments for merchandise not received		158,836	264,078
	TOTAL	$702,236	$672,117

ACCR EXPS AND OTHER LIABILITIES

Accrued bonuses		$527,880	$934,191
Accrued payroll		220,055	226,501
Accrued ESOP contribution		-	28,100
Sales and payroll taxes payable		154,948	95,849
Inventory in transit		-	1,000,000
Other		97,544	218,690
	TOTAL	$1,000,427	$2,503,331

4. NOTES PAYABLE AND LONG-TERM DEBT

On November 3, 2003, the Company entered into a Credit and Security Agreement with Wells Fargo Bank Texas, N.A. ("WFB-TX"), pursuant to which WFB-TX agreed to provide a revolving credit facility of up to $6,000,000. The revolver bears interest at prime less .5% and matures on November 3, 2005. Proceeds of the closing of the Credit Facility were used to pay all amounts due and owing by the Company pursuant to the Credit and Security Agreement, as amended, by and between the Company and Wells Fargo Bank Minnesota, N.A. ("WFB-MN"). At closing, the Company's revolving line of credit with WFB-MN in the principal amount of $2,054,549 was satisfied in its entirety.

On November 26, 2003, the Company entered into the First Amendment to the Credit and Security Agreement ("Amendment 1") with WFB-TX. There, WFB-TX approved the Company's request for a reduction in the maximum loan amount to $5,000,000, a reduction of $1,000,000. Also, Amendment 1 modified the original restriction regarding the repurchase of treasury stock to allow for treasury stock repurchases under $150,000.

At December 31, 2003 and 2002, the amounts outstanding under the above agreements and other long-term debt consisted of the following:

	2003	**2002**
Credit and Security Agreement with WFB-TX - collateralized by all of the assets of the Company; payable as follows:		
Revolving Note, as amended, dated November 3, 2003 in the maximum principal amount of $5,000,000 with revolving features as more fully described below - interest due monthly at prime less 0.5% (3.5% at December 31, 2003); matures November 3, 2005	$1,792,984	-
Credit and Security Agreement with WFB-MN - collateralized by all of the assets of the Company; payable as follows:		
Revolving Note dated March 20, 2002 in the maximum principal amount of $7,500,000 - interest due monthly at prime (4.25% at December 31, 2002); original maturity November 30, 2004 - retired	-	$4,213,533
Capital lease secured by equipment - total monthly principal and interest payments of $572 at approximately 12% interest; maturing February 2004. Assets subject to capital lease agreements totaling $18,651 and related accumulated depreciation of $6,262 and $4,885 are included in property and equipment as of December 31, 2003 and 2002, respectively	1,134	7,691
	1,794,118	4,221,224
Less - current maturities (see below)	1,134	4,218,968
	$1,792,984	$2,256

Pursuant to the Credit and Security Agreement with WFB-TX, total borrowings are subject to a percentage of trade accounts receivable and inventory reduced by any required reserves. The unused portion of the credit facility at December 31, 2003 was $3,207,016.

The terms of the Credit Facility contain various covenants which, among other things, require the Company to maintain a certain level of tangible net worth, meet a specific debt service coverage ratio, and limit capital expenditures. Other covenants prohibit the Company from incurring indebtedness except as permitted by the terms of the Credit Facility, from declaring or paying cash dividends upon any of its stock and from entering into any new business or making material changes in any of the Company's business objectives, purposes or operations.

Scheduled maturities of the Company's notes payable and long-term debt are as follows:

2004	$ 1,134
2005	1,792,984
2006	-
2007	-
	$1,794,118

5. EMPLOYEE BENEFIT PLAN

The Company has an Employee Stock Ownership Plan (the "Plan") for employees with at least one year of service (as defined by the Plan) and who have reached their 21st birthday. Under the Plan, the Company makes annual cash or stock contributions to a trust for the benefit of eligible employees. As of December 31, 2003, 229 employees and former employees were participants in or beneficiaries of the ESOP. The trust invests in shares of the Company's common stock. The amount of the Company's annual contribution is discretionary. Benefits under the Plan are 100% vested after three years of service and are payable upon death, disability or retirement. Vested benefits are payable upon termination of employment.

The Company applies Statement of Position 93-6 (SOP 93-6), "Employers' Accounting for Employee Stock Ownership Plans," of the Accounting Standards Division of the American Institute of CPAs. During 2003, 2002, and 2001, respectively, the Company contributed $221,400; $345,312; and $277,892 in cash as current year contributions to the plan and recognized compensation expense related to these payments.

The following table summarizes the number of shares held by the Plan and the market value as of December 31, 2003, 2002, and 2001:

	Number of Shares			Market Value		
	2003	2002	2001	2003	2002	2001
Allocated	981,540	956,320	895,928	$4,750,654	$3,232,362	$1,863,530
Unearned	-	-	-	-	-	-
Total	981,540	956,320	895,928	$4,750,654	$3,232,362	$1,863,530

The Company currently offers no postretirement or postemployment benefits to its employees.

6. INCOME TAXES

The provision for income taxes consists of the following:

		2003	2002	2001
Current provision:				
	Federal	$1,144,763	$1,078,146	$1,154,847
	State	40,267	51,556	218,717
		1,185,030	1,129,702	1,373,564
Deferred provision (benefit):				
	Federal	46,850	82,014	(11,299)
	State	236	13,152	(212)
		47,086	95,166	(11,511)
		$1,232,116	$1,224,868	$1,362,053

Income (loss) before income taxes is earned in the following tax jurisdictions:

	2003	2002	2001
United States	$3,744,550	$3,794,256	$3,403,545
Canada	227,940	25,601	(35,059)
	$3,972,490	$3,819,857	$3,368,486

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows:

	2003	2002
Deferred income tax assets:		
Allowance for doubtful accounts	$9,782	$28,780
Capitalized inventory costs	103,605	115,590
Accrued expenses, reserves, and other	20,925	14,720
Total deferred income tax assets	134,312	159,090
Deferred income tax liabilities:		
Property and equipment depreciation	204,482	171,601
Goodwill and other intangible assets amortizaiton	4,807	15,380
Tax effect of translation adjustment and other	-	(905)
Total deferred income tax liabilities	209,289	186,076
Net deferred tax asset (liability)	$(74,977)	$(26,986)

The effective tax rate differs from the statutory rate as follows:

	2003	2002	2001
Statutory rate	34%	34%	34%
State and local taxes	1%	1%	3%
Non-deductible goodwill amortization	-	-	2%
Other	(4%)	(3%)	1%
Effective rate	31%	32%	40%

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company's primary office facility and warehouse are leased under a five-year lease agreement that expires in March 2008. Rental agreements for the stores and warehouse distribution units expire on dates ranging from April 2004 to June 2009. The Company's lease agreement for the manufacturing facility in Long Island City, New York, expires on June 30, 2006.

Rent expense on all operating leases for the years ended December 31, 2003, 2002, and 2001, was $1,814,457, $1,465,577, and $1,299,582, respectively.

Commitments

Future minimum lease payments under noncancelable operating leases at December 31, 2003 were as follows:

Year ending December 31:	**Operating Leases**
2004	$1,843,650
2005	1,742,603
2006	1,496,189
2007	1,132,489
2008	461,003
2009 and thereafter	72,354
Total minimum lease payments	$6,748,288

Litigation

The Company is involved in various litigation that arise in the ordinary course of its business and operations. There are no such matters pending that the Company expects to have a material impact on its financial position and results of operations.

8. SIGNIFICANT BUSINESS CONCENTRATIONS AND RISK

Major Customers

The Company's revenues are derived from a diverse group of customers primarily involved in the sale of leather crafts. While no single customer accounts for more than 10% of the Company's consolidated revenues in 2003, 2002 and 2001, sales to the Company's five largest customers represented 13.8%, 15.1% and 14.4%, respectively, of consolidated revenues in those years. While management does not believe the loss of one of these customers would have a significant negative impact on the Company's operations, it does believe the loss of several of these customers simultaneously or a substantial reduction in sales generated by them could temporarily affect the Company's operating results.

Major Vendors

The Company purchases a significant portion of its inventory through one supplier. Due to the number of alternative sources of supply, loss of this supplier would not have an adverse impact on the Company's operations.

Credit Risk

Due to the large number of customers comprising the Company's customer base, concentrations of credit risk with respect to customer receivables are limited. At December 31, 2003 and 2002, 20.6% and 20.1%, respectively, of the Company's consolidated accounts receivable were due from three nationally recognized retail chains. The Company does not generally require collateral for accounts receivable, but performs periodic credit evaluations of its customers and believes the allowance for doubtful accounts is adequate. It is management's opinion that if any one or a group of customer receivable balances should be deemed uncollectable, it would not have a material adverse effect on the Company's results of operations and financial condition.

9. STOCKHOLDERS' EQUITY

(a) Stock Option Plans

- ***1995 Stock Option Plan*** - In connection with its 1995 Stock Option Plan for officers and key management employees, the Company has outstanding options to purchase its common stock. The plan provides for the granting of either qualified incentive stock options or non-qualified options at the discretion of the Compensation Committee of the Board of Directors. Options are granted at the fair market value of the underlying common stock at the date of grant and vest over a five-year period. The Company has reserved 1,000,000 shares of common stock for issuance under this plan.

- ***1995 Director Non-Qualified Stock Option Plan*** - In connection with its 1995 Director Non-qualified Stock Option Plan for non-employee directors, the Company has outstanding options to purchase its common stock. The plan provides for the granting of non-qualified options at the discretion of the Compensation Committee of the Board of Directors. Options are granted at the fair market value of the underlying common stock at the date of grant and vest after six months. The Company has reserved 100,000 shares of common stock for issuance under this plan.

- ***Stock Option Summary*** - All options expire ten years from the date of grant and are exercisable at any time after vesting. Of the combined 1,100,000 shares available for issuance under the two plans, at December 31, 2003, 2002 and 2001, there were 40,000; 106,000; and 116,000; respectively, in un-optioned shares available for future grants.

The following table summarizes information about stock options outstanding as of December 31, 2003:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Life in Years	Weighted Average Exercise price of Outstanding Options	Number of Options Exercisable	Weighted Average Price of Exercisable Options
$0.50 - $0.9375	150,500	3.62	$0.840	130,500	$0.820
$1.0625 - $1.90	450,700	7.38	$1.356	171,700	$1.360
$2.72 - $4.24	74,000	9.64	$4.080	6,000	$2.720
$0.50 - $4.24	675,200	6.79	$1.540	308,200	$1.158

Further information concerning the options is as follows:

	Shares	Options Price per Share	Weighted Average Price Per Share	Total
December 31, 2000	458,000	$0.500-$3.0625	$0.814	$372,900
Options granted	477,000	$1.125-$1.9000	$1.361	649,000
Options forfeited	(6,000)	$0.500-$1.0625	$0.751	(4,505)
Options exercised	(83,000)	$0.500-$1.0625	$0.761	(63,193)
December 31, 2001	**846,000**	**$0.500-$3.0625**	**$1.128**	**$954,202**
(251,000 shares exercisable)				
Options granted	10,000	$2.720	$2.720	27,200
Options forfeited	-	-	-	-
Options exercised	(108,800)	$0.500-$1.3500	$0.810	(88,123)
December 31, 2002	**747,200**	**$0.500-$3.0625**	**$1.196**	**$893,279**
(325,200 shares exercisable)				
Options granted	68,000	$3.900-$4.240	$4.200	285,600
Options forfeited	(2,000)	$2.720	$2.720	(5,440)
Options exercised	(138,000)	$0.500-$3.0625	$0.972	(134,088)
December 31, 2003	**675,200**	**$0.500-$4.2400**	**$1.540**	**$1,039,351**
(308,200 shares exercisable)				

(b) Warrants

Warrants to acquire up to 100,000 shares of common stock at $3.10 per share were issued in conjunction with a consulting agreement to an unrelated entity in February 2003. The warrants may be exercised at anytime until expiration on February 12, 2008.

A summary of warrant transactions for the years ended December 31, 2003, 2002, and 2001, is as follows:

	2003		2002		2001	
	Warrant Shares	Weighted Average Exercise Price	Warrant Shares	Weighted Average Exercise Price	Warrant Shares	Weighted Average Exercise Price
Outstanding at January 1	200,000	$0.4375	300,000	$0.4727	300,000	$0.4727
Granted	100,000	3.1000	-	-	-	-
Forfeited or expired	-	-	(50,000)	0.5430	-	-
Exchanged	-	-	-	-	-	-
Exercised	(200,000)	0.4375	(50,000)	0.5430	-	-
Outstanding at December 31	100,000	$3.1000	200,000	$0.4375	300,000	$0.4727
Exercisable at end of year	100,000	$3.1000	200,000	$0.4375	300,000	$0.4727
Weighted-average fair value of warrants granted during year	$0.67		N/A		N/A	

The following table summarizes outstanding options into groups based upon exercise price ranges at December 31, 2003:

	Warrants Outstanding			Warrants Exercisable		
Exercise Price Range	Warrant	Weighted Average Exercise Price	Weighted Average Maturity (Years)	Warrant	Weighted Average Exercise Price	Weighted Average Maturity (Years)
$3.00 or less	-	-	-	-	-	-
More than $3.00 and Less than $5.00	100,000	$3.1000	4.12	100,000	$3.1000	4.12
More than $5.00	-	-	-	-	-	-
	100,000	$3.10000	4.12	100,000	$3.1000	4.12

(c) Notes Receivable Secured by Common Stock

During 1996, the Company purchased certain notes from a financial institution that are collateralized by the Company's common stock. These notes relate to shares issued under the Company's 1993 Non-Qualified Incentive Stock Option Plan. These notes, as renewed in 2000, are due from certain members of management and have maturity dates of December 31, 2004.

10. BUSINESS ACQUISITIONS

During 2002, the company acquired certain assets of the following entities for a total purchase price of $435,747:

Entity	Location	Date of acquisition
Oklahoma Leather Supply	Oklahoma City, OK	January 2002
Heritage Leather	Boise, ID	March 2002
The Leather Shop	Memphis, TN	October 2002
Copper Saguaro Leather Co.	Tempe, AZ	November 2002

All of the acquired entities were formerly operated as independent retail leathercraft stores. The assets purchased in these acquisitions consisted primarily of inventory, store furniture and fixtures, and equipment. Goodwill recognized in these transactions amounted to $158,878, and is reported in the Tandy Leather Company segment. All of the goodwill is deductible for income tax purposes. The Company also entered into non-compete agreements with the former owners totaling $52,000 for periods ranging from three to five years.

In the first quarter of 2004, the Company acquired certain assets of the following entities for a total purchase price of $125,452:

Entity	Location	Date of acquisition
Robyn's LLC	Syracuse, NY	January 2004
Hawkins Handcrafted Leathers	St. Louis, MO	February 2004

All of the acquired entities were formerly operated as independent retail leathercraft stores. The assets purchased in these acquisitions consisted primarily of inventory, store furniture and fixtures, and equipment. Goodwill recognized in these transactions amounted to $28,000, and is reported in the Tandy Leather Company segment. All of the goodwill is deductible for income tax purposes. The Company also entered into non-compete agreements with the former owners totaling $21,000 for periods ranging from one to three years.

11. SEGMENT INFORMATION

The Company identifies its segments based on the activities of three distinct businesses: The Leather Factory, which sells product to both wholesale and retail customers, consists of a chain of warehouse distribution units located in the United States and Canada; Tandy Leather Company, which sells primarily to retail customers and consists of a chain of stores located in the United States; and Roberts, Cushman & Company, which manufactures decorative hat trims sold directly to hat manufactures and distributors.

The Company's reportable operating segments have been determined as separately identifiable business units. The Company measures segment earnings as operating earnings, defined as income before interest and income taxes.

	The Leather Factory	Tandy Leather Company	Roberts, Cushman & Co	Total
For the year ended December 31, 2003				
Net sales	$30,684,092	$9,216,838	$1,811,261	$41,712,191
Gross profit	16,332,776	5,804,504	554,619	22,691,899
Operating earnings	3,462,457	604,291	30,911	4,097,659
Interest expense	206,942	-	-	206,942
Other, net	(81,839)	65	-	(81,773)
Income before income taxes	3,337,354	604,225	30,911	3,972,490
Depreciation and amortization	443,623	75,854	9,785	529,262
Fixed asset additions	214,256	137,115	8,831	360,202
Total assets	$15,409,084	$2,908,429	$740,893	$19,058,406

For the year ended December 31, 2002				
Net sales	$30,313,478	$7,387,874	$2,027,263	$39,728,615
Gross profit	16,237,143	4,395,384	702,175	21,334,701
Operating earnings	3,742,844	371,372	17,558	4,131,774
Interest expense	(246,316)	(562)	-	(246,878)
Other, net	(64,071)	(968)	-	(65,039)
Income before income taxes	3,432,457	369,842	17,558	3,819,857
Depreciation and amortization	367,218	111,013	13,081	491,312
Fixed asset additions	888,491	180,522	4,502	1,073,515
Total assets	$16,205,347	$2,562,737	$907,518	$19,675,602
For the year ended December 31, 2001				
Net sales	$28,711,006	$6,606,090	$1,962,166	$37,279,262
Gross profit	15,074,323	3,708,691	561,313	19,344,327
Operating earnings	3,719,517	281,998	(99,547)	3,901,968
Interest expense	(457,549)	(1,009)	-	(458,558)
Other, net	(74,799)	(125)	-	(74,924)
Income before income taxes	3,187,169	280,684	(99,547)	3,368,486
Depreciation and amortization	474,114	103,118	152,921	730,153
Fixed asset additions	454,809	172,434	2,530	629,773
Total assets	$12,322,754	$2,333,639	$4,891,930	$19,548,323

Net sales for geographic areas was as follows:

	2003	2002	2001
United States	$38,934,923	$37,510,567	$35,193,935
All other countries	2,777,268	2,218,048	2,085,327
	$41,712,191	$39,728,615	$37,279,262

Geographic sales information is based on the location of the customer. Net sales from no single foreign country was material to the Company's consolidated net sales for the years ended December 31, 2003, 2002, and 2001. The Company does not have any significant long-lived assets outside of the United States.

12. RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. The adoption of this statement did not have a material impact on the Company's current financial position and results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS No. 146). SFAS 146 nullifies FASB Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". It requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. The Company does not expect that the adoption of SFAS 146 will have a material impact on its financial position or results from operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement 123* ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative transition methods for an entity's voluntary change in its accounting for stock-based compensation from the intrinsic method to the fair value method under SFAS 123. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements

about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results.

In January 2003, the FASB issued FIN 46, *"Consolidation of Variable Interest Entities"* (VIE's), an Interpretation of Accounting Research Bulletin No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46R (revised December 2003) which delays the effective date of the application of FIN 46 to non-special purpose VIE's acquired or created before February 1, 2003, to the interim period ending on March 31, 2004, and provides additional technical clarifications to implementation issues. We do not anticipate the adoption of this interpretation will have a material impact on our consolidated financial statements.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$10,560,085	$10,460,675	$10,119,070	$10,572,361
Gross profit	5,645,504	5,721,054	5,589,812	5,735,528
Net income	774,518	778,704	601,680	585,472
Net income per common share:				
Basic	0.08	0.08	0.06	0.06
Diluted	0.07	0.07	0.06	0.05
Weighted average number of common Shares outstanding:				
Basic	10,177,433	10,234,054	10,394,374	10,484,184
Diluted	10,793,464	10,805,019	10,902,794	10,941,853

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$10,203,951	$10,052,036	$9,484,730	$9,987,898
Gross profit	5,368,595	5,435,626	5,088,398	5,442,082
Net income	759,305	792,047	534,092	509,545
Net income per common share:				
Basic	0.08	0.08	0.05	0.05
Diluted	0.07	0.07	0.05	0.05
Weighted average number of common Shares outstanding:				
Basic	10,001,717	10,041,018	10,064,249	10,145,749
Diluted	10,731,712	10,799,630	10,723,403	10,791,694

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
The Leather Factory, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of The Leather Factory, Inc. and Subsidiaries (the Company) as of December 31, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 17, 2004

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
The Leather Factory, Inc.

We have audited the accompanying consolidated balance sheets of The Leather Factory, Inc. as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Leather Factory, Inc. at December 31, 2002, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Hein + Associates LLP

Hein + Associates LLP

Dallas, Texas
February 6, 2003

The Leather Factory, Inc.